SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number  1-12714

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Osmonics, Inc. Profit Sharing and Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Osmonics, Inc.
5951 Clearwater Drive
Minnetonka, MN  55343

INDEPENDENT AUDITORS’ REPORT

To the Plan Sponsor and Participants:

We have audited the accompanying statements of net assets available for benefits of Osmonics, Inc. Profit Sharing and Savings Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001.  These financial statements are the responsibility of the plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental information of Osmonics, Inc. Profit Sharing and Savings Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Virchow, Krause & Company, LLP

Minneapolis, Minnesota

May 30, 2002

OSMONICS, INC. PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS
Investments, at fair value
Cash and cash equivalents	$0	$21,045
Common/Collective funds	13,006,990	11,800,668
Corporate stock	2,125,197	793,340
Mutual funds	17,818,603	21,236,126
Participant loans	894,931	937,946
Investments, at contract value
Guaranteed investment contracts	132,002	240,081
Total investments	33,977,723	35,029,206

Receivables
Participant deferrals	65,685	71,155
Company contributions	373,351	294,575
Accrued income	120	0
Total receivables	439,156	365,730

TOTAL ASSETS	34,416,879	35,394,936

Liabilities
Pending trades payable	69,770	0

NET ASSETS AVAILABLE FOR BENEFITS	$34,347,109	$35,394,936

See accompanying notes to financial statements.

OSMONICS, INC. PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS IN NET ASSETS ATTRIBUTED TO:

Investment loss:
Interest and dividends	$242,692
Net depreciation in fair value of investments	(1,925,063)
Total investment loss	(1,682,371)

Contributions:
Participant deferrals	2,376,062
Participant rollovers	47,155
Company profit sharing	360,000
Company matching contributions (Non-cash contribution of Company common stock)	490,802
Total contributions	3,274,019

Total additions	1,591,648

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,558,739
Administrative fees	80,736
Total deductions	2,639,475

Net decrease in net assets available for benefits	(1,047,827)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	35,394,936

END OF YEAR	$34,347,109

See accompanying notes to the financial statements.

OSMONICS, INC. PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

(1)            DESCRIPTION OF THE PLAN

Osmonics, Inc. Profit Sharing and Savings Plan (the Plan) is a defined contribution profit sharing plan established by Osmonics, Inc. (the Company) to provide retirement benefits to substantially all employees of the Company and employees of participating employers related through common ownership.  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Company is the administrator and sponsor of the Plan and has appointed Wells Fargo Bank Minnesota, N.A. (the Trustee) as trustee of the Plan.  The Trustee is responsible for holding the investment assets of the Plan and making distributions according to the Plan’s provisions.  In addition, Wells Fargo Bank Minnesota, N.A. provides recordkeeping and reporting services for the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility — To be eligible to participate in the Plan, an employee, who is not covered by a collective bargaining agreement, of the Company must be 21 years old and have completed 90 days of continuous service as defined in the Plan.  In addition, to be eligible to receive Company discretionary contributions, an employee must have completed one year of continuous service.

Contributions — Each year, participants may contribute up to 15% of pretax annual compensation, subject to certain annually adjusted maximum amounts established by the Internal Revenue Code (IRC).  Participants are also able to contribute amounts representing distributions from other qualified plans (rollover contributions).  Contributions are subject to certain limitations.

The Company matching contributions are provided under the Plan at a rate of 35% of the participant’s salary deferral contributions, up to 5% of the participant’s compensation. This contribution is made in the form of Osmonics, Inc. common stock.  Additionally, discretionary profit sharing contributions by Osmonics, Inc. are made as determined by the Plan Sponsor’s Board of Directors.  Forfeitures of terminated participants’ non-vested amounts are allocated to participants as an additional Company contribution.  Unallocated forfeitures totaled $78,023 at December 31, 2001.

Participant’s accounts — Participant’s accounts are credited with the participant contributions (salary deferral and rollover), Company matching contributions and an allocation of the Company’s discretionary profit sharing contribution and Plan earnings.  Allocations of the Company’s profit sharing contribution and Plan earnings are based on participant compensation or account balances, as appropriate, as provided in the Plan.  The allocation of contributions between funds is based on elections made by participants.  The benefit to which a participant is entitled is the benefit which can be provided from the participant’s accounts.

Payment of benefits — Distributions to terminated, disabled or retired participants are made in a single lump-sum payment. Participants experiencing financial hardship may withdraw a portion of their account balance as defined in the Plan.

Vesting — Participants are immediately vested in their salary reduction contributions, Company matching contributions and any rollover contributions, plus actual earnings thereon.  Vesting in the Company profit sharing contributions plus actual earnings thereon is based on years of service, as follows:

Years of Service	Vested Percentage
Less than 1 year	0%
1 year but less than 2 years	5%
2 years but less than 3 years	15%
3 years but less than 4 years	20%
4 years but less than 5 years	40%
5 years but less than 6 years	60%
6 years but less than 7 years	80%
7 years and above	100%

For purposes of determining the extent to which a participant is vested, a year of service is a consecutive twelve-month period in which the participant is credited with 1,000 hours of service.  Each participant also becomes 100% vested on termination of service due to death, disability, or upon normal retirement age as defined by the Plan.

Participant loans — Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 of 50% of their vested account balance.  Loan terms range from one to five years or up to 10 years for the purchase of a principal residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates as determined by the Plan’s Advisory Committee.  Interest rates ranged from 5.75% to 10.50% at December 31, 2001.  Principal and interest is paid ratably through payroll deductions.

Plan termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment valuation and income recognition — Assets in the Diversified Investors Government Fund are valued at contract value, which approximates fair value, of a fund guaranteed by an insurance company.  The crediting interest rate and average yield for the Diversified Investors Government Fund as of and for the

year ended December 31, 2001 was 4.50%.  The crediting interest rate is determined annually by the insurance company based on market conditions.

Assets in the Diversified Investors Stable Fund represent the contract value, which approximates fair value, of a group annuity contract held with an insurance company.  The crediting interest rate and average yield for the Stable Fund as of and for the year ended December 31, 2001 was 5%.  The crediting interest rate is determined annually by the insurance company based on market conditions.

Assets in the Osmonics, Inc. Common Stock Fund (the common stock of the Plan sponsor) are valued utilizing the last quoted market price on the last business day of the Plan year. Wells Fargo Bank Minnesota, N.A, holds the shares for the Plan.

Assets in all other funds represent the Plan’s share of the value of certain assets held by the Trustee.  Such assets are stated at fair value as determined by the Trustee.  Income from these funds represents the Plan’s share of income from the separate accounts.

Participant loans are valued at the fair value of the loan.

All funds except for the Osmonics, Inc. Common Stock Fund are participant directed.

Net depreciation in fair value of investments — Net depreciation in the fair value of investments represents the net realized gains and losses and unrealized appreciation or depreciation on investments.  Realized gains and losses are the differences between the proceeds and the cost of the investments sold at fair value at the end of the preceding year, whichever is applicable.  Unrealized appreciation or depreciation is the change in the difference between current market value of investments and their cost or fair value at the end of the preceding year.

Risk and uncertainties — The Plan provides for various investments in common stock, short-term investments, mutual funds, investment contracts, and other investments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Use of estimates — In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, Plan management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and asset additions and deductions during the reporting period.  Actual results could differ from those estimates.

Administrative expenses — The Company paid certain administrative expenses on behalf of the Plan.

(3)  INVESTMENTS

The fair value of individual investments that represent 5 percent of more of the Plan’s net assets as of December 31, 2001 and 2000 is as follows:

	2001	2000
Janus Investments Overseas Fund	$ *	$1,938,112
Putnam New Opportunities Fund	3,345,091	4,771,372
Putnam Investment Fund	3,707,570	6,106,719
Wells Fargo Stable Return Fund	13,006,990	11,800,668
Fidelity Advisor Growth Opportunities Fund	*	1,897,821
Van Kampen American Capital Growth & Income Fund	2,575,092	*
Osmonics Stock	2,125,197	*
Wells Fargo Moderate Balanced Fund	2,871,297	2,762,444

*  Does not exceed 5% of the Plan’s net assets available for benefits at December 31, 2001 or 2000, respectively.

During the year ended December 31, 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,925,063 as follows:

Mutual funds	$(3,663,897)
Common/Collective funds	787,219
Corporate bonds	(1,270)
Corporate stocks	952,885
Total	$(1,925,063)

(4)  PLAN TAX STATUS

The Company received a favorable determination letter from the Internal Revenue Service on April 1, 1999 which stated that the plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and Plan’s tax counsel believe the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.  Therefore, they believe the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

(5)  NONPARTICIPANT-DIRECTED INVESTMENTS

The following provides information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the Plan’s nonparticipant-directed investments at December 31, 2001 and 2000 and for the year ended December 31, 2001:

	2001	2000
Osmonics, Inc. Common Stock Fund	$2,125,197	$793,340

Changes in net assets available for benefits:
Contributions	$490,802
Net appreciation	952,885
Interest	1,937
Benefits paid to participants	(112,437)
Investment fees	(1,330)
Net change	$1,331,857

(6)  SUBSEQUENT EVENT

Effective April 1, 2002, various changes were made to the Plan.  All new employees hired after April 1, 2002 will be automatically enrolled in the profit sharing and savings plan after completing 90 days of service.  In the past, employees needed to fill out an enrollment kit after 90 days.  For all employees the Company will now match $.50 per $1.00 of the first 6% of the employee’s compensation instead of $.35 per $1.00 of the first 5%.  Formerly, a participant was required to complete seven years of service before they were 100% vested.  After the amendment, employees only need to have three years of service before they are 100% vested.

OSMONICS, INC. PROFIT SHARING AND SAVINGS PLAN

(EMPLOYER IDENTIFICATION NUMBER: 41-0955759) (PLAN NUMBER: 001)

SCHEDULE H - LINE 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT

PURPOSES AT END OF YEAR

DECEMBER 31, 2001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Current Cost	Current Value

*	Wells Fargo Stable Return Fund	Common/Collective Trust	(A)	13,006,990
*	Osmonics, Inc. Common Stock Fund	Common Stock	1,446,918	2,125,197
*	Wells Fargo Growth Balanced Fund	Registered Investment Company	(A)	559,761
*	Wells Fargo Index Fund	Registered Investment Company	(A)	1,031,237
*	Wells Fargo Moderate Balanced Fund	Registered Investment Company	(A)	2,871,297
*	Wells Fargo Strategic Income Fund	Registered Investment Company	(A)	178,394
	Janus Investments Overseas Fund	Registered Investment Company	(A)	1,523,129
*	Wells Fargo Diversified Bond Fund	Registered Investment Company	(A)	443,551
	Van Kampen American Capital Growth & Income Fund	Registered Investment Company	(A)	2,575,092
	Putnam Investment Fund	Registered Investment Company	(A)	3,707,570
	Putnam New Opportunities Fund	Registered Investment Company	(A)	3,345,091
	Strong Opportunity Fund	Registered Investment Company	(A)	1,583,481
	Diversified Investors Government Fund	Guaranteed Investment Contract	(A)	14,017
	Diversified Investors Stable Value Fund	Guaranteed Investment Contract	(A)	117,985
*	Participant loans	Participant loans — Interest rates range from 5.75 - 10.5%	(A)	894,931

		Total		$33,977,723

* Denotes party in interest.

(A) Participant directed investments — cost not required.

OSMONICS, INC. PROFIT SHARING AND SAVINGS PLAN

(EMPLOYER IDENTIFICATION NUMBER: 41-0955759) (PLAN NUMBER: 001)

SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

							(h)
							Current
							Value of
(a)			Number	(c)	(d)	(g)	Asset on
Identity of		(b)	of	Purchase	Selling	Cost of	Transaction	(i)
party involved		Description of asset	Transactions	Price	Price	Asset	Date	Net loss

Wells Fargo Bank Minnesota, N.A.	*	Fidelity Advisor Growth Opportunities Fund	5	$—	$1,909,716	$2,669,417	$1,909,716	$(759,701)

Wells Fargo Bank Minnesota, N.A.	*	Fidelity Advisor Growth Opportunities Fund	3	9,463	—	9,463	—	—

				$9,463	$1,909,716	$2,678,880	$1,909,716	$(759,701)

(a)     Represents transaction or series of transactions in securities of the same issue in excess of 5% of Plan net assets available for benefits at December 31, 2001.

* Denotes party in interest.

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 27, 2002	Name of Plan	Osmonics, Inc. Profit Sharing and Savings Plan

		Signature	/s/ Keith Robinson
Keith Robinson
Chief Financial Officer of
Osmonics, Inc.
Plan Administrator